Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding a press release entitled “PLDT AMONG TOP FIVE OF PSE’s DIVIDEND YIELD INDEX, 10% WEIGHT”.

April 1, 2022

Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Alexandra D. Tom Wong

OIC - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a press release attached thereto entitled “PLDT AMONG TOP FIVE OF PSE’s DIVIDEND YIELD INDEX, 10% WEIGHT”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

s/Abner Tito L. Alberto__

Abner Tito L. Alberto

Assistant Corporate Secretary

April 1, 2022

SECURITIES & EXCHANGE COMMISSION

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “PLDT AMONG TOP FIVE OF PSE’s DIVIDEND YIELD INDEX, 10% WEIGHT”.

Very truly yours,

s/Abner Tito L. Alberto__

Abner Tito L. Alberto

Assistant Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,505 As of February 28, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	April 1, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8250-0254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT AMONG TOP FIVE OF PSE’s DIVIDEND YIELD INDEX,

10% WEIGHT

Manila, 1st April 2022 –   PLDT Inc. (PLDT) (PSE: TEL) (NYSE: PHI), the Philippines’ largest fully integrated telecommunications and digital services company, is included in the recently launched PSE Dividend Yield Index (PSE DivY). Out of 20 companies included the PSE DivY, PLDT shares the top position with a weight of 10%, similar to those of Metrobank and ICTSI.

The PSE DivY focuses on companies that consistently give high-yielding dividends, with the selection criteria including liquidity, free float, financials and the company’s three-year average dividend yield performance. According to the PSE, the index selection criteria and methodology were benchmarked against peer exchanges such as Thailand, Indonesia, Taiwan and Hong Kong.

PLDT has consistently paid out dividends from its annual earnings, in line with its dividend policy of 60% payout on telco core income. For 2021 earnings of P30.2 billion or P140 per share, dividends of P84 per share were declared. This translates to a yield of 5% based on PLDT’s year-end closing share price of P1,812.

“We are very pleased to be included in the PSE DivY. This affirms PLDT’s balanced approach to capital management, where we continue to provide consistent returns to our shareholders even as we manage our investment in capex and keep our leverage at prudent levels,” said Alfredo S. Panlilio, President and CEO.

The PSE DivY is one of two indices that the PSE launched on 28th March 2022, the other being the PSE MidCap Index. The PSE explained that the new indices aim to “provide investors additional tools to track market performance, offer alternative indices that may be used as a benchmark for new exchange traded funds or investment funds, and generate additional liquidity for non-PSEi securities.” [END]

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect  PLDT’s business and results of operations.  Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Cathy Y. Yang
alchua@pldt.com.ph	pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting www.pldt.com

Signatures

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT Inc.
By	:	/s/Abner Tito L. Alberto
Name	:	Abner Tito L. Alberto
Title	:	Assistant Corporate Secretary

April 1, 2022